Madison Covered Call & Equity Strategy Fund Announces Final Results of Tender Offer

MADISON, Wis., November 9, 2018 (GLOBE NEWSWIRE) -- Madison Covered Call & Equity Strategy Fund (NYSE:MCN) (the “Fund”) announced today that in accordance with the terms of its Tender Offer, since the tender offer was oversubscribed, it will purchase 25 percent of its issued and outstanding common shares of beneficial interest (“common shares” or “shares”) on a pro rata basis, with appropriate adjustment to avoid purchase of fractional shares (the “proration factor”).

The purchase price is $7.91 per common share, which is 99.5 percent of the net asset value per common share determined as of the close of the regular trading session of the New York Stock Exchange on November 7, 2018.

A total of 9,236,910.422837 common shares were properly tendered and not withdrawn by November 7, 2018, the final date for withdrawals, and the Fund accepted for payment 6,982,308 common shares. The proration factor is approximately 0.7559563. The Fund will purchase the common shares that it has accepted for payment as promptly as practicable on or after November 12, 2018.

The information agent for the Tender Offer is Georgeson LLC, and the depository for the tender offer is Computershare Trust Company N.A. Any questions with regard to the tender offer may be directed to the information agent toll-free at 1-800-457-0759.

Madison Asset Management, LLC
550 Science Drive
Madison, WI 53711

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Certain statements made in this press release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties. As a result, none of Madison Asset Management, LLC, the investment advisor for the Fund (“Madison”), the Fund or any other person assumes responsibility for the accuracy and completeness of such statements in the future. Madison is a wholly owned subsidiary of Madison Investment Holdings, Inc.

The Fund is a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended. The Fund’s investment objective is to provide a high level of current income and current gains, with a secondary objective of long-term capital appreciation. The Fund pursues its investment objectives by investing primarily in large and mid-capitalization common stocks that are, in the view of Madison, selling at a reasonable price in relation to their long-term earnings growth rates. Under normal market conditions, the Fund seeks to generate current earnings from option premiums by writing (selling) covered call options on a substantial portion of its portfolio securities.